MOLSON

02028505

File No. 82-2954

SUPPL

April 15, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C.
20549 U.S.A.

SEC MAIL PROCESSING
RECEIVED
APR 16 2002
WASH. D.C. 164 SECTION

PROCESSED
MAY 01 2002
THOMSON
FINANCIAL

Dear Madam/Sir:

Subject: Molson Inc. - Exemption Pursuant to Rule 12g3-2(b) Under the Securities Act of 1934

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Molson Inc., a corporation organized under the laws of Canada ("Molson"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the following information:

- *Changes in Outstanding and Reserved Securities* report sent to the Toronto Stock Exchange, for MOL.A and MOL.B, for months of February and March 2002.
- The Corporation's Press Release to Shareholders « *Molson opens door to additional revenue for Canadiens* ».
- The Corporation's Press Release to Shareholders « *Molson maintains commitment to achieve global cost levels* ».
- The Corporation's Press Release to Shareholders « *Molson acquires Kaiser, the second largest Brazilian brewer and enters into a partnership with Heineken* ».

The information as well as a list supplementing Molson's earlier filing under Rule 12g3-2(b) is attached hereto. Abbreviations used herein or in the list attached hereto have the meanings attributed thereto in Molson's earlier filing under Rule 12g3-2(b).

TOTAL NUMBER OF PAGES: 22
EXHIBIT INDEX APPEARS ON PAGE: 3

dw 4/19

.../

Molson Inc.
1555 Notre-Dame Street East, Montreal, Quebec, Canada H2L 2R5

File No. 82-2954

As provided by Rule 12g3-2(b), the information and documents contained herein and provided herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Molson is subject to the 1934 Act.

Yours truly,

MOLSON INC.

Carole Gagnon
Corporate Administrator

Tel.: (514) 590-6338
Fax: (514) 590-6358
E-Mail: *cxgagnon@molson.com*

Encl.

cc: Mr. John Adams (w/enclosures)
Mail Stop 3-4

MOLSON INC.

SCHEDULE "A"

Exhibit No.	Description of Item	Date	Page No.
474	• *Changes in Outstanding and Reserved Securities* report sent to the Toronto Stock Exchange, for MOL.A and MOL.B, for months of February and March 2002	Mar. 12/02	4
	• The Corporation's Press Release to Shareholders « *Molson opens door to additional revenue for Canadiens* »	Feb. 26/02	17
	• The Corporation's Press Release to Shareholders « *Molson maintains commitment to achieve global cost levels* »	Mar. 1/02	19
	• The Corporation's Press Release to Shareholders « *Molson acquires Kaiser, the second largest Brazilian brewer and enters into a partnership with Heineken* »	Mar. 18/02	20

Gagnon, Carole

From: Gagnon, Carole
Sent: Friday, April 12, 2002 5:15 PM
To: 'TSE Reporting'
Subject: Form 1 - March 2002

Please find attached Form: 1 "Change in Outstanding and Reserved Securities" reports for our MOL.A and MOL.B for the month of March 2002.

TSE - 02-Mar - MOLA.doc

TSE - 02-Mar- MOLB.doc

Do not hesitate to contact the undersigned if you have any questions.

Kind regards.

[illegible] Gagnon
Corporate Administrator
[illegible] Inc.
Telephone: (514) [illegible]
[illegible]: (514) [illegible]
Fax: (514) [illegible]

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**96,893,810**
ADD:	Stock Options Exercised	31,124	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**96,924,934**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: *Optional Stock Dividend and Share Purchase Plan*		
	Opening Reserve for Dividend Reinvestment Plan		**954,453**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**954,453**

(6)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: *1988 Canadian Stock Option Plan*

Stock Options Outstanding — Opening Balance	**5,401,017**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	**0**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Feb. 4/02	John Paul Macdonald	June 27/00	$26.85	(6,250)
Feb. 4/02	John Paul Macdonald	Sep. 7/99	$26.85	(10,000)
			SUBTOTAL	**(16,250)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
Feb. 21/02	Alister Archibald	Oct. 31/00	(1,375)	(514)
Feb. 28/02	Judy Davey	Sep. 7/99	(400)	(232)
Feb. 22/02	Adrian A. De Saldanha	Sep. 7/99	(1,250)	(723)
Feb. 13/02	Philippe Duval	June 27/00	(3,750)	(1,879)
Feb. 13/02	Philippe Duval	Sep. 7/99	(1,750)	(972)
Feb. 1/02	Robert J. Guenette	Jan. 24/00	(2,500)	(1,395)
Feb. 8/02	Roy Hryn	June 27/00	(5,000)	(2,451)
Feb. 8/02	Roy Hryn	Sep. 7/99	(2,500)	(1,364)
Feb. 19/02	Robert G. Patterson	May 14/96	(2,500)	(1,498)
Feb. 13/02	Philippe Rainville	June 27/00	(3,250)	(1,629)
Feb. 13/02	Philippe Rainville	Sep. 7/99	(1,750)	(972)
Feb. 12/02	Michel Robitaille	Sep. 7/99	(2,250)	(1,245)
		SUBTOTAL	**(28,275)**	**(14,874)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

(7)

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Feb. 6/02	John Paul Macdonald	May 18/01	May 18/11	$22.50	(15,000)
Feb. 6/02	John Paul Macdonald	June 27/00	June 27/10	$14.045	(18,750)
Feb. 6/02	John Paul Macdonald	Sep. 7/99	Sep. 7/09	$12.515	(10,000)
Feb. 4/02	Robert J. Guenette	May 18/01	May 18/11	$22.50	(18,000)
Feb. 4/02	Robert J. Guenette	June 27/00	June 27/10	$14.045	(9,750)
Feb 4/02	Robert J. Guenette	Jan. 24/00	Jan. 24/10	$12.155	(5,000)
Jan. 31/02	Scott Ellis	Sep. 7/99	Sep. 7/09	$12.515	(1,750)
Jan. 31/02	Scott Ellis	June 27/00	June 27/10	$14.045	(3,500)
Jan. 31/02	Scott Ellis	May 18/01	May 18/11	$22.50	(6,750)
				SUBTOTAL	**(88,500)**
Stock Option Outstanding — Closing Balance					**5,267,992**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		8,735,755
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(31,124)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**8,704,631**

All information reported in this Form is for the month of **February, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE March 18, 2002

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,999,434**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,999,434**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

		# of Shares	Balance
A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

9

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

10

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **February, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338 / cxgagnon@molson.com
DATE	March 18, 2002

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**96,924,934**
ADD:	Stock Options Exercised	13,754	
	Share Purchase Plan	0	
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	0	
	Other Issuance (provide description): ACQUISITION	7,785,878	
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**104,724,566**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM: *Optional Stock Dividend and Share Purchase Plan*		
	Opening Reserve for Dividend Reinvestment Plan		**954,453**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		(0)
	Closing Reserve for Dividend Reinvestment Plan		**954,453**

12

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM: *1988 Canadian Stock Option Plan*

Stock Options Outstanding — Opening Balance	**5,267,992**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
Mar. 12/02	Daniel J. O'Neill	Mar. 12/12	$30.66	400,000
Mar. 12/02	Danielle Dagenais	Mar. 12/12	$30.66	10,000
			SUBTOTAL	**410,000**

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
Mar. 22/02	Adrian A. De Saldanha	Apr. 30/98	$33.45	(2,000)
			SUBTOTAL	**(2,000)**

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
Mar. 5/02	Wayne Cheeseman	Sep. 7/99	(2,500)	(1,470)
Mar. 5/02	Wayne Cheeseman	June 27/00	(4,250)	(2,285)
Mar. 15/02	Pierre Ladouceur	Mar. 14/00	(5,000)	(3,123)
Mar. 14/02	Gordon Osbaldeston	June 30/92	(10,000)	(4,876)
		SUBTOTAL	**(21,750)**	**(11,754)**

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

13

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
Mar. 31/02	Lori Hansford	Nov. 7/01	Nov. 6/11	$24.35	(9,000)
Mar. 31/02	Geoff Arnoldi	May 18/01	May 17/11	$22.50	(14,000)
Mar. 31/02	Geoff Arnoldi	Oct. 31/00	Oct. 31/10	$18.42	(15,000)
Mar. 20/02	Dean Hundseth	May 18/01	May 17/11	$22.50	(4,000)
Dec. 31/01	Keith Gilbert	June 27/00	June 26/10	$14.045	(12,750)
Dec. 31/01	Keith Gilbert	May 18/01	May 17/11	$22.50	(12,600)
				SUBTOTAL	**(67,350)**
Stock Option Outstanding — Closing Balance					**5,586,892**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM: ***1988 Canadian Stock Option Plan***	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**8,704,631**
Additional shares Listed Pursuant to the Plan (ADD)	0	
Stock Options Exercised (SUBTRACT)	(13,754)	
Stock Appreciation Rights (SUBTRACT)	(0)	
Closing Share Reserve Balance at end of period		**8,690,877**

All information reported in this Form is for the month of **March, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME Carole Gagnon

PHONE / EMAIL (514) 590-6338 / cxgagnon@molson.com

DATE April 12, 2002

CHANGE IN OUTSTANDING AND RESERVED SECURITIES

	ISSUED AND OUTSTANDING SHARE SUMMARY	# of Shares	Balance
	Issued and Outstanding – Opening Balance*		**22,999,434**
ADD:	Stock Options Exercised		
	Share Purchase Plan		
	Dividend Reinvestment Plan		
	Exercise Warrants		
	Private Placement		
	Conversion *(MOL.B to MOL.A)*	(0)	
	Other Issuance (provide description)		
SUBTRACT:	Issuer Bid Purchase		
	Redemption		
	Other Cancellation (provide description)		
	Closing Issued and Outstanding Share Balance*		**22,999,434**

NOTE: If any of the Company's securities of a listed class are held by the Company itself or by any subsidiary of the Company (which securities are herein referred to as "internally-held securities"), such internally-held securities must not be counted as "issued and outstanding."

Internally-held securities may result from the Company not cancelling shares acquired pursuant to an issuer bid or as a consequence of a subsidiary of the Company retaining or obtaining shares of the Company through a merger, amalgamation, arrangement or reorganization involving the Company.

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

A.	**Share Purchase Plans and / or Agreement(s)**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Share Purchase Plan / Agreement		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued from Treasury (SUBTRACT)		
	Closing Reserve for Share Purchase Plan		**N/A**

B.	**Dividend Reinvestment Plan (DRIP) — for shareholders**	# of Shares	Balance
	NAME OF PROGRAM:		
	Opening Reserve for Dividend Reinvestment Plan		**N/A**
	Additional Shares Listed Pursuant to the Plan (ADD)		
	Shares Issued (SUBTRACT)		
	Closing Reserve for Dividend Reinvestment Plan		**N/A**

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

C. **Stock Option Plan and / or Agreement**

NAME OF PROGRAM:

Stock Options Outstanding — Opening Balance	**N/A**

Options Granted: (ADD)

Date of Grant	Name of Optionee	Expiry Date	Exercise Price	# of Options Granted
			SUBTOTAL	

Options Exercised: (SUBTRACT) Shares issued on exercise must also be subtracted in the table entitled "Shares Reserved" below

Date of Exercise	Name of Optionee	Date of Grant	Exercise Price	# of Options Exercised
			SUBTOTAL	

Share Appreciation Rights or Market Growth Feature ("SAR") in tandem with Stock Options.

Date of Exercise / Canc.	Name of Optionee	Date of Grant	# Options Canc.	# Shares Issued* (based on SAR Value)
		SUBTOTAL		

*Shares may, or may not be issued however "Shares Reserved" (for Stock Option Plan) may require a deduction in accordance with TSE acceptance of the Plan. Please ensure all applicable changes are noted.

Options Cancelled/Terminated: (SUBTRACT) If an option is cancelled prior to its natural expiry date, for reasons other than termination of employment or natural expiry, the entry should be noted with a * and an explanation provided below.

Date of Canc. / Term	Name of Optionee	Date of Grant	Expiry Date	Exercise Price	Number
				SUBTOTAL	

Stock Option Outstanding — Closing Balance	**N/A**

TSE

(16)

RESERVED FOR SHARE COMPENSATION ARRANGEMENTS

D. **Shares Reserved (for Stock Option Plan)**

NAME OF PROGRAM:	# of Shares	Balance
Opening Share Reserve Balance at beginning of period		**N/A**
Additional shares Listed Pursuant to the Plan (ADD)		
Stock Options Exercised (SUBTRACT)		
Stock Appreciation Rights (SUBTRACT)		
Closing Share Reserve Balance at end of period		**N/A**

All information reported in this Form is for the month of **March, 2002**.

Filed on behalf of the Company by:
(please enter name and direct phone or email)

NAME	Carole Gagnon
PHONE / EMAIL	(514) 590-6338 / cxgagnon@molson.com
DATE	April 12, 2002

TSE

(17)

MOLSON

<u>**While maintaining $150 million commitment**</u>

MOLSON OPENS DOOR TO ADDITIONAL REVENUE FOR CANADIENS

For Immediate Release February 26, 2002

MONTREAL – Molson Inc. today announced its decision to help the Canadiens increase revenues significantly by releasing the naming rights for the Molson Centre, while maintaining the $150 million commitment made to the team last year. This gesture by Molson Inc. will enable the Canadiens to obtain Bell Canada as another $100 million+ corporate sponsor.

The name change will take effect at the start of the next hockey season. In the meantime, the Molson Centre remains the official and legal name of the arena.

"In addition to owning 20% of the Montreal Canadiens, Molson will remain the team's largest single sponsor and is entirely dedicated to supporting its team," said Dan O'Neill, President and Chief Executive Officer of Molson Inc. "We have relinquished these valuable naming rights so that an existing sponsor, Bell, can increase its commitment to the team. George Gillett and Molson have agreed from the outset to do what is in the best interest of the Montreal Canadiens and we believe this is a win-win situation that will contribute to the drive for a 25th Stanley Cup."

After the transfer of the naming rights in September, Molson's $150 million commitment will include on ice advertising, signage in the arena, sponsorships, pouring rights and venue and broadcasting agreements.

"This is a very important milestone for the Molson Centre and the Montreal Canadiens," said George N. Gillett Jr., Chairman of the Montreal Canadiens. "In Bell, we have

acquired another $100 million+ corporate sponsor and will be able to use the additional revenue to strengthen our team's financials. Molson and I are committed to the team and realize that major corporate sponsorships are vital to a team's success in these competitive times."

Molson (TSE: MOL.A) is Canada's pre-eminent brewer with more than $2.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brand, Bavaria.

-30-

For more information:

Dan Brennan
Director, Public Affairs
Molson Inc.
(514) 590-6345

MOLSON

(19)

MOLSON MAINTAINS COMMITMENT TO ACHIEVE GLOBAL COST LEVELS

Announcing additional $100 million in cost savings

For Immediate Release March 1, 2002

MONTREAL – Consistent with its commitment to deliver superior shareholder returns and to remain as one of the top performing beer companies in the world, Molson announced today the launch of a second cost savings program aimed at delivering $100 million in additional reductions. These cost savings will be over and above the current three-year, $150 million commitment to savings.

"Three years ago, we launched Project 100, which everyone thought was aggressive. As we discovered new opportunities, this program evolved into Project 150. Now after two years, we are very confident in our ability to deliver on our $150 million commitment to savings," said Daniel J. O'Neill, President and Chief Executive Officer of Molson Inc.

"But our desire to improve will not stop here,"continued Mr. O'Neill. "In fiscal 2004, we will launch Project 100, 'the sequel',that will deliver cost reductions principally in the areas of manufacturing and procurement. This program will provide Molson with the competitive cost structure needed to compete globally and to become best in class."

Project 100, the sequel, is driven by an extensive global brewing benchmark study addressing packaging, maintenance, utilities and shrinkage.

Molson (TSE: MOL.A) is Canada's pre-eminent brewer with more than $2.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brand, Bavaria.

-30-

For more information:

Robert Coallier

Executive Vice President and Chief Financial Officer

20

MOLSON

Press Release

MOLSON ACQUIRES KAISER, THE SECOND LARGEST BRAZILIAN BREWER, AND ENTERS INTO A PARTNERSHIP WITH HEINEKEN

Delivering on the commitment for long term profitable growth

For Immediate Release March 18, 2002

MONTREAL, SAO PAULO – Molson Inc. today announced the acquisition of Kaiser, the second largest brewer in Brazil, with net sales revenue of CAN$515 million. The transaction, valued at US$765 million, or approximately 12 times EV/EBITDA, will increase Molson's market share in Brazil from 3.1% to 17.8%, making it the second largest brewer in Brazil and the 13th largest in the world.

As part of this transaction, Molson will combine Bavaria, its existing operations in Brazil, with Kaiser. Heineken will acquire 20% of the new combined entity for a consideration of approximately US$220 million. In addition, this partnership agreement with Heineken includes the extension of the Canadian distribution agreement for a period of 10 years and the extension of the licensing agreement for the Heineken brand in Brazil.

"This transaction strengthens Molson's continuous commitment to delivering long term shareholder value," said Dan O'Neill, President and CEO of Molson Inc. "The EV/EBITDA multiple is very attractive, especially considering the growth potential of the Brazilian market and the potential synergies. This transaction should be accretive to earnings in year one and EVA positive in year two. We feel the opportunity is immense, as Kaiser offers many of the same efficiency opportunities that Molson had in Canada three years ago. In addition, the partnership with Heineken opens up new opportunities for value creation."

Brazil is the world's fourth largest beer market, four times the size of the Canadian market and forecasted to surpass third-place Germany by 2007. Molson first entered the market on December 21, 2000 with the acquisition of Bavaria and believes more than ever in the growth potential of the Brazilian beer market, which has an eight-year average growth rate of 6.9% and a three-year average growth rate of 2.9%.

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The Kaiser Pilsen brand represents 89% of Kaiser's total sales, making it the 13th largest brand in the world. Kaiser's total share is 14.7% of the Brazilian beer market. First established in 1982, Kaiser was primarily owned by Coca-Cola (10.3%), Heineken (14.2%) and the Coca-Cola Bottlers of Brazil (75.5%).

The acquisition will be financed with US$190 million in cash, US$150 million in class A common shares of Molson Inc. at a share price of CAN$30.59, debt of approximately US$205 million and the proceeds of Heineken's 20% investment. The acquisition will result in Molson issuing approximately 7.85 million class A common shares, representing 6.1% of outstanding shares after the transaction.

The use of Molson stock in the structure of the transaction will ensure that the interests of Molson, Kaiser, Coca-Cola and its distributors are strongly aligned. The sellers have committed to hold Molson stock for a minimum of two years and have been invited to have a representative on the Board of Directors of Molson Inc. This transaction is one of a very few in Brazil to involve an exchange of shares.

"By closing the market share gap with AmBev, the transaction makes Molson a stronger competitor and creates a more competitive beer market in Brazil, which will clearly benefit the Brazilian consumer," added Mr. O'Neill. "We believe that Kaiser's management team and the bottlers will provide considerable expertise in support of this transaction and contribute to the continued success of Molson's operations in Brazil."

Invitation to Conference Call

Analysts are invited to a conference call hosted by Molson at 4:30 p.m. EST today. All other interested parties are invited to participate in the conference call in a listen-only mode. The dial-in number is 1-800-387-6216 or 1-416-405-9328.

For those unable to listen to the call live, a replay will be available for seven days beginning at 9:00 p.m. today. The replay phone number is 1-416-695-5800 and the access code is 1113644.

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About Molson Inc.

Molson (TSE: MOL.A) is Canada's pre-eminent brewer with more than $3.5 billion in annual sales. Founded in 1786, Molson is North America's oldest beer brand and a global brand name with products that include Molson Canadian, Molson Export, Molson Dry, Rickard's and the Brazilian beer brands, Bavaria and Kaiser.

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For more information:

Media:

Dan Brennan
Public Affairs
(514) 590-6345

Investors and Analysts:

Danielle Dagenais
Vice President, Investor Relations
(514) 599-5392